                                  FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                            REPORT OF FOREIGN ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of August, 2002

                              CERAGON NETWORKS LTD.
                 (Translation of registrant's name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F    X                   Form 40-F
                                                              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No    X
                        -----

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 -
                                       --------------

                              CERAGON NETWORKS LTD.

                                   ----------

              NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                   ----------

                          TO BE HELD SEPTEMBER 12, 2002

Notice is hereby given that the 2002 Annual General Meeting of Shareholders (the "Meeting") of Ceragon Networks Ltd. (the "Company") will be held on Thursday, September 12, 2002 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

          (A) To re-elect four directors to serve on the Board of Directors of the Company;

          (B) To approve the grant of options to certain directors and our President and Chief Executive Officer;

          (C) To approve the increases in the number of ordinary shares reserved for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan;

          (D) To appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company's independent auditor, and to authorize the Company's Board of Directors to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered;

          (E) To review and consider the Auditor's Report and the audited consolidated financial statements for the year ended December 31, 2001; and

          (F) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 5, 2002 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged promptly to complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Members in respect of the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

                       By Order of the Board of Directors,

          ZOHAR ZISAPEL                                 SHRAGA KATZ
Chairman of the Board of Directors         President and Chief Executive Officer

Date: August 2, 2002

                              CERAGON NETWORKS LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel

                                   ----------

                                 PROXY STATEMENT

                                   ----------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Ceragon Networks Ltd. ("Ceragon" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2002 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 12, 2002 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

                             SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to re-elect four directors to serve on the Board of Directors of the Company; (b) to approve the grant of options to certain directors and the President and Chief Executive Officer of the Company; (c) to approve the increases in the number of ordinary shares reserved for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan;
(d) to appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company's independent auditor, and to authorize the Company's Board of Directors to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered; and (e) to transact such other business as may properly come before the Meeting or any adjournment thereof. Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor's Report and the audited consolidated financial statements for the year ended December 31, 2001 (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 6, 2002 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 5, 2002 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of June 30, 2002, the Company had 22,391,096 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                          SECURITY OWNERSHIP BY CERTAIN
                                BENEFICIAL OWNERS

The following table sets forth, as of June 30, 2002, all persons known to the Company to own beneficially more than 5% of the Company's Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

Unless otherwise noted below, each shareholder's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

                                                                               Percentage of
                                                                                Outstanding
                                                                Number of        Ordinary
Name                                                         Ordinary Shares     Shares(1)
----                                                         ---------------   -------------
Yehuda Zisapel(2).........................................      2,838,000          12.7%
Zohar Zisapel(2)..........................................      2,569,500          11.5%
HarbourVest International Private Equity Partners III -
   Direct Fund, L.P.(3)...................................      1,565,750           7.0%
Fidelity International Limited (4)........................      2,069,300           9.2%

(1) Based on 22,391,096 Ordinary Shares issued and outstanding as of June 30, 2002.

(2)  Yehuda Zisapel and Zohar Zisapel are brothers.

(3) The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

(4) Fidelity International Limited is a Bermuda company, located at HM 670 Hamilton, HMCX, Bermuda.

                                     ITEM A

                              ELECTION OF DIRECTORS

Under the Company's Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company's shareholders. Four directors have been nominated for election at the Meeting.

On July 24, 2002, the Company's Board of Directors nominated Mr. Zohar Zisapel, Mr. Shraga Katz, Mr. Joseph Atsmon, and Ms. Yael Langer, all to continue to serve as directors of the Company until the next annual general meeting of the shareholders and until their respective successors shall have been duly elected and qualified. Two additional directors, Zohar Gilon and Shmuel Levy, were appointed as external directors to serve for terms of three years at the Extraordinary General Meeting of the Company on February 26, 2001 and shall continue to serve for the duration of their terms.

It is intended that proxies (other than those directing the proxy holders to vote against the listed individuals or to abstain) will be voted for the individuals named above. In the event that any one or more of such individuals should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the individuals, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of these individuals.

It is proposed that at the Meeting the following resolution will be adopted:

     "RESOLVED, that Mr. Zohar Zisapel, Mr. Shraga Katz, Mr. Joseph Atsmon, and Ms. Yael Langer are hereby elected to continue to serve as directors on the Board of Directors until the next annual general meeting of the shareholders of the Company and until their respective successors are duly elected and qualified;

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

Mr. Zohar Gilon and Mr. Shmuel Levy shall continue to serve as external directors on the Board of Directors of the Company, pursuant to the Israeli Companies Law. Their election at the Company's Extraordinary General Meeting on February 26, 2001 was for a term of three years.

Mr. Zohar Gilon, Mr. Shmuel Levy and Mr. Joseph Atsmon shall serve as the Company's independent directors under Nasdaq National Market rules and shall comprise the Company's Audit Committee.

The following information is supplied with respect to each director and each person nominated and recommended to be elected by the Board of Directors of the Company and the external directors and is based upon the records of the Company and information furnished to it by the individuals. Reference is made to "Security Ownership by Certain Beneficial Owners" for information pertaining to stock ownership, if any, by these individuals.

    Name        Age                      Position
    ----        ---   -----------------------------------------------
Zohar Zisapel    53   Chairman of the Board of Directors
Shraga Katz      50   Chief Executive Officer, President and Director
Yael Langer      37   Director
Joseph Atsmon    53   Director
Zohar Gilon      55   External Director
Shmuel Levy      48   External Director

     Zohar Zisapel has served as the chairman of the Company's Board of Directors since the Company was incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of RIT Technologies Ltd. and Verisity Ltd. and as chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

     Shraga Katz, the Company's co-founder, has served as the Company's president and chief executive officer since the Company was incorporated in 1996. From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense. From April 1993 to April 1996, Mr. Katz served as the head of that department. Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

     Yael Langer has served as a director of the Company since December 2000. Ms. Langer served as the Company's general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. from the Hebrew University in Jerusalem.

     Joseph Atsmon has served as a director of the Company since July 2001. He currently serves as chairman of Discretix Ltd., a position he has held since April 2001, and director of Nice Ltd. since July 2001. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of the Company's independent directors under Nasdaq rules.

     Zohar Gilon has served as a director of the Company since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the

RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd. since September 1995, and Silicom Ltd. since 1995. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of the Company's external directors under Israeli law and is one of the Company's independent directors under Nasdaq rules.

     Shmuel Levy has served as a director of the Company since June 2000. Since December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of the Company's external directors under Israeli law and is one of the Company's independent directors under Nasdaq rules.

                                     ITEM B

       APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS AND THE COMPANY'S
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to a resolution of the Board of Directors dated October 23, 2001, Zohar Zisapel, Chairman of the Board of Directors, was granted options to purchase 75,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.00 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as a director of the Company, was granted options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$2.00 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Zohar Gilon, a director and external director of the Company, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.00 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Shmuel Levy, a director and external director of the Company, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.00 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Yael Langer, a director of the Company, was granted options to purchase 37,500 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$2.00 per share, one third to be vested at the end of each year, provided she is still a director of the Company. The option grants to the directors described above followed approval by the Audit Committee. The exercise price of these options is equal to the closing price of the Company's Ordinary Shares on the Nasdaq National Market on October 23, 2001.

Pursuant to a resolution of the Board of Directors dated October 26, 2001, Mr. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as President and Chief Executive Officer, was granted options to purchase 220,000 Ordinary Shares to be vested over a period of four years, at an exercise price of US $1.92 per share, one fourth of which are to be vested at the end of each year, provided he remains employed by the Company. This option grant to Mr. Katz followed approval by the Audit Committee. The exercise price of these options is equal to the closing price of the Company's Ordinary Shares on the Nasdaq National Market on October 26, 2001.

It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to approve the grant of options to Messrs. Zohar Zisapel, Shraga Katz, Zohar Gilon, and Shmuel Levy, and Ms. Yael Langer."

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

                                     ITEM C

       APPROVAL OF INCREASES IN THE NUMBER OF ORDINARY SHARES RESERVED FOR OPTION GRANTS UNDER THE COMPANY'S KEY EMPLOYEE SHARE INCENTIVE PLAN
                       AND AFFILIATE EMPLOYEES OPTION PLAN

On October 23, 2001, the Board of Directors increased by 342,500 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan (collectively, the "Plans"). On January 31, 2002, the Board of Directors increased by 1,100,000 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Plans. As of June 30, 2002, a total of 8,639,000 Ordinary Shares are reserved, in the aggregate, for option grants under the Plans.

It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the increases by the Board of Directors on October 23, 2001 and January 31, 2002 of the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company's Key Employee Incentive Stock Option Plan and Affiliate Employees Option Plan be and hereby are, approved."

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

                                     ITEM D

                       APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company's independent auditor for the fiscal year ending December 31, 2002. Kost Forer & Gabbay, has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost Forer & Gabbay, a member of Ernst & Young International. The shareholders will also be asked to authorize the Board of Directors to determine the basis of their compensation in accordance with the volume and nature of the services rendered.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the independent auditor of the Company for the fiscal year ending December 31, 2002, and to authorize the Board of Directors to determine the basis of their compensation in accordance with the volume and nature of the services rendered."

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

                                     ITEM E

        REVIEW AND CONSIDERATION OF THE AUDITOR'S REPORT AND THE AUDITED,
                       CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Auditor's Report and the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 will be presented to the shareholders for review and consideration. This item will not involve a vote of the shareholders.

                                     ITEM F

                                 OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                       By Order of the Board of Directors,

          ZOHAR ZISAPEL                                 SHRAGA KATZ
Chairman of the Board of Directors         President and Chief Executive Officer

Dated: August 2, 2002

                                             VOTE BY MAIL
                                             Mark, sign, and date your proxy card and return it in the
                                             postage-paid envelope we have provided or return it to
CERAGON NETWORKS LTD.                        Ceragon Networks Ltd., c/o ADP, 51 Mercedes Way,
C/O PROXY  SERVICES                          Edgewood, NY 11717.
P.O. BOX 9112
FARMINGDALE, NY 11735

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:              CERNET                KEEP THIS PORTION FOR YOUR RECORDS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               DETACH AND RETURN THIS PORTION ONLY
                                   THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
----------------------------------------------------------------------------------------------------------------------------------

CERAGON NETWORKS LTD.

  Management Recommendations:
  --------------------------
  Vote FOR all proposals.

  Vote On Directors
  1.  To re-elect four (4) directors to serve on the   For   Withhold  For All   To withhold authority to vote, mark "For
      Board of Directors of the Company                All      All    Except    All Except" and write the nominee's
                                                                                 number on the line below.

      01) Zohar Zisapel     03) Yael Langer             0        0        0      ----------------------------------------
      02) Shraga Katz       04) Joseph Atsmon

  Vote On Proposals                                                                                         For   Against  Abstain

  2.  To approve the grant of options to certain directors and our President and Chief Executive Officer;    0       0        0

  3.  To approve the increases in the number of ordinary shares reserved for option grants under the
      Company's Key Employee Share Incentive Plan and Affiliate Employees Option Plan;                       0       0        0

  4.  To approve Kost Forer & Gabbay, a member of Ernst & Young International, as the Company's independent auditor, and to authorize the Company's Board of Directors to determine the basis of
      the auditor's compensation in accordance with the volume and nature of the services rendered.          0       0        0

  Note:  To transact such other business as may properly come before the meeting or any adjournment thereof.

  -----------------------------------------------------          -------------------------------------------


  -----------------------------------------------------          -------------------------------------------
  Signature [PLEASE SIGN WITHIN BOX]        Date                 Signature (Joint Owners)     Date
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              CERAGON NETWORKS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

                         ANNUAL MEETING OF SHAREHOLDERS
                               SEPTEMBER 12, 2002

The shareholder(s) hereby appoints Zohar Zisapel and Shraga Katz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Ceragon Networks Ltd., that the shareholder(s) is entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., on Thursday, September 12, 2002, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, and any adjournment or postponement thereof.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

           PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
                        USING THE ENCLOSED REPLY ENVELOPE

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

--------------------------------------------------------------------------------